KongZhong Corporation Announces Strategic Investment in Ourgame International Holdings Limited

Beijing, China, January 31, 2014 – KongZhong Corporation (NASDAQ: KONG), a leading digital entertainment company in China, today announced it has entered into definitive agreements to acquire a minority interest in Ourgame International Holdings Limited (“Ourgame” also known as “LianZhong”) for a total consideration of RMB 100.0 mn in cash (equivalent to roughly US$ 16.5 mn at current exchange rates). The board of directors of the Company has approved the transaction, which is set to close before the end of February 2014.

Ourgame is one of the earliest and most popular providers of Internet-based casual board and card games in China. It has developed and currently operates over 300 board and card games with cross-platform support for PC and mobile. Through this strategic investment, Ourgame will accelerate its strategy of being a leader in casual board and card games in the China market, increase its plans to develop and promote 20-30 additional new products in the near future, and expand and enhance it’s platform offerings to the browser-based and mobile games market.

Over the past few years, Ourgame has significantly expanded their casual PC game presence to mobile with the success of it’s Dou Dizhu application on Android in China, especially card based mobile games. Ourgame’s Dou Dizhu application had over 40.0 mn downloads is one of the most popular card games in the China smartphone market. In addition, Ourgame has a number of other card games in it’s mobile game portfolio including Poker World, Texas Hold’em, etc..

Board and Card games is one of the earliest and most popular game genres to first develop on the PC and more recently on mobile. Based on The 29th China Internet Network Development State Statistic Report conducted by China Internet Network Information Centre (“CNNIC”), the number Internet board and card game users in China reached 259.0 mn, making up 80% of all game users in China.

Through this strategic investment, KONG and Ourgame will seek to pursue co-development, co-marketing and co-distribution synergies through their respective smartphone and PC game businesses.

About KongZhong:

KongZhong (NASDAQ:KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

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About Ourgame

Founded in 1998, Ourgame (also known as LianZhong), Ourgame is one of the earliest and most popular providers of Internet-based casual board and card games in China. Currently Ourgame owns two large platforms: Ourgame Link and Ourgame New World. It’s products provide cross-platform support for PC, browsers and mobile terminals with more than 300 board and card games, mahjong, casual games and large graphic games. In addition, Ourgame is also the organizer of the largest online board game e-sports event in China.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Tel: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: liuyuan@kongzhong.com

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